THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED
PURSUANT TO RULE 901(d) OF REGULATION S-T


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)


                              HANOVER DIRECT, INC.
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         (Title of Class of Securities)

                                   440506 10 3
                                 (CUSIP Number)

                              Thomas A. Huser, Esq.
                            Quadrant Management, Inc.
                              127 East 73rd Street
                            New York, New York 10021
                                 (212) 439-9292

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with this statement [ ] .



                        (Continued on following page(s))

CUSIP NO. 440506 10 3                  13D                    Page 2 of 33 Pages



                               Page 2 of 33 Pages

                        Exhibit Index Appears on Page 10

CUSIP NO. 440506 10 3                  13D                    Page 3 of 33 Pages



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NAR Group Limited (no Fed. I.D. No.)
- --------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
         OF A GROUP                                                   (b) [ ]
- --------------------------------------------------------------------------------

3        SEC USE ONLY
- --------------------------------------------------------------------------------

4        SOURCE OF FUNDS                    AF
- --------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION                 British Virgin
                                                                  Islands
- --------------------------------------------------------------------------------

   NUMBER                  7        SOLE VOTING POWER                       None
     OF           __________________________________________________
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER        83,038,689 shares
    OWNED         __________________________________________________
     BY
    EACH                   9        SOLE DISPOSITIVE POWER                  None
  REPORTING       __________________________________________________
   PERSON
    WITH                   10       SHARED DISPOSITIVE POWER   83,038,689 shares
- --------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                83,038,689 shares
- --------------------------------------------------------------------------------

CUSIP NO. 440506 10 3                  13D                    Page 4 of 33 Pages



12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
         CERTAIN SHARES
- --------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                58.5%
- --------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                             CO, HC
- --------------------------------------------------------------------------------

CUSIP NO. 440506 10 3                  13D                    Page 5 of 33 Pages



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alan Grant Quasha, S.S. No. ###-##-####
- --------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
         OF A GROUP                                                   (b) [ ]
- --------------------------------------------------------------------------------

3        SEC USE ONLY
- --------------------------------------------------------------------------------

4        SOURCE OF FUNDS                    AF
- --------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION                          U.S.A.
- --------------------------------------------------------------------------------

   NUMBER                  7        SOLE VOTING POWER                       None
     OF           __________________________________________________
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER        83,038,689 shares
    OWNED         __________________________________________________
     BY
    EACH                   9        SOLE DISPOSITIVE POWER                  None
  REPORTING       __________________________________________________
   PERSON
    WITH                   10       SHARED DISPOSITIVE POWER   83,038,689 shares
- --------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                83,038,689 shares
- --------------------------------------------------------------------------------

CUSIP NO. 440506 10 3                  13D                    Page 6 of 33 Pages



12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
         CERTAIN SHARES
- --------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                58.5%
- --------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                             IN
- --------------------------------------------------------------------------------

CUSIP NO. 440506 10 3                  13D                    Page 7 of 33 Pages



Item 1.  Security and Issuer.

                  This Amendment No. 16 to Statement on Schedule 13D (the "Amendment"), filed with respect to events that occurred on August 23, 1996, relates to shares of Common Stock, par value $0.66-2/3 per share, of Hanover Direct, Inc., a Delaware corporation (the "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D, as modified by Amendments No. 1 - 15 thereto (the "Amended Statement").

Item 2.  Identity and Background.

                  This Statement is filed by NAR Group Limited, on behalf of itself and its direct or indirect wholly owned subsidiaries, Quadrant Group Limited ("QGL") and Westmark Holdings Limited ("Westmark") (individually or collectively, as the context requires, "NAR"), and Alan G. Quasha ("Mr. Quasha") (collectively, NAR and Mr. Quasha are sometimes hereinafter referred to as the "Reporting Persons").

                  NAR is the beneficial owner of certain of the Issuer's securities. Mr. Quasha, who is a director of the Issuer, has been designated by the Board of Directors of NAR to oversee NAR's investment in the Issuer, and may therefore be deemed to be an indirect beneficial owner of the Issuer's securities beneficially owned by NAR. NAR's stockholders, Richemont Group Limited ("Richemont Group"), Evansville Limited ("Evansville") and Mr. Quasha, may be deemed to jointly control NAR. Richemont Group may be deemed to be controlled, through intermediate entities (Richemont S.A. and Compagnie Financiere Richemont AG), by Compagnie Financiere Ehrbar. Evansville may be deemed to be controlled by the Phyllis Quasha Revocable Trust. Phyllis G. Quasha, as the settlor of the Trust, may be deemed to control the Trust. Phyllis
G. Quasha is Mr. Quasha's mother. Mr. Quasha is one of the beneficiaries of the Trust. Based upon the foregoing considerations, for purposes of General Instruction C to Schedule 13D, Richemont Group, Richemont S.A., Compagnie Financiere Richemont AG,

CUSIP NO. 440506 10 3                  13D                    Page 8 of 33 Pages



Compagnie Financiere Ehrbar, Evansville, the Phyllis Quasha Revocable Trust and Phyllis G. Quasha (collectively, the "Instruction C Persons") may be deemed to control NAR.

                  Exhibit A sets forth the name, place of organization, principal business, address of principal business and address of principal office of each of the Reporting Persons and Instruction C Persons.

                  The name, citizenship, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons and Instruction C Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit B.

                  During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, the Instruction C Persons or any executive officer or director of any of the Reporting Persons or Instruction C Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Except as expressly set forth herein, the joint filing of this Statement shall not be construed as an admission that any person named herein is, for the purpose of Section 13(d) or (g) of the Securities Exchange Act or for any other purpose, the indirect beneficial owner of any or all of the securities of the Issuer beneficially owned directly by another person, and each such person disclaims such indirect beneficial ownership, except that NAR does not disclaim indirect beneficial ownership of securities of the Issuer beneficially owned directly by QGL or Westmark.

CUSIP NO. 440506 10 3                  13D                    Page 9 of 33 Pages



Item 3.  Source and Amount of Funds or Other Consideration.

                  The funds for purchase by NAR of the 248,600 shares of Common Stock purchased during the period April 1995 through November 1995, an aggregate of $444,537.50, came from the general corporate funds of NAR. The funds for purchase of 30,914,830 shares of Common Stock in the Issuer's rights offering, an aggregate of $31,842,274.90 came from the conversion of certain debt owed by the Issuer to NAR.

                  The grant of options described in this Amendment was made pursuant to, and in compliance with, the terms of the Employment Agreement described in Item 4.

Item 4.  Purpose of the Transaction.

         During the period from April 1995 through November 1995, NAR purchased an aggregate of 248,600 shares of Common Stock in transactions on the American Stock Exchange. Such sales are detailed in Exhibit HH hereto.

                  On August 23, 1996 the Issuer completed its $50,000,000 rights offering. In the rights offering, NAR received and exercised rights entitling it to purchase 24,015,964 shares of Common Stock. In addition, in accordance with a certain Standby Purchase Agreement between the Issuer and NAR, NAR exercised all unsubscribed rights from the rights offering thereby purchasing an additional 6,898,866.

                  Pursuant to the Employment Agreement dated March 7, 1996 between the Issuer and Rakesh K. Kaul ("Mr. Kaul"), NAR, on August 23, 1996, granted Mr. Kaul four options expiring March 7, 2002, and the first three aniversaries thereof, respectively, for the purchase of 250,000 shares of Common Stock each.

Item 5.  Interest in Securities of the Issuer.

                  (a)&(b) The Issuer has a total of 142,044,492 shares of Common Stock issued and outstanding as disclosed in the Issuer's press release dated August 26, 1996.

CUSIP NO. 440506 10 3                  13D                   Page 10 of 33 Pages



                  Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 83,038,689 shares of Common Stock, including 5,033,735 shares issuable upon conversion, exercise or exchange of other securities as contemplated by rule 13d-3(d)(1)(i). Pursuant to Rule 13d-3(d)(1)(i), such 83,038,689 shares of Common Stock constitute an aggregate of approximately 58.5% of the outstanding Common Stock. For purposes of Section 13(d), the Reporting Persons may be deemed to have shared power to vote and dispose of, or to direct the voting and disposition of, the securities referred to in this paragraph.

                  (c) Other than the transactions described in this Statement, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons, or, to the best of their knowledge, the Instruction C Persons or any of the persons named in Exhibit B.

                  (d)  Inapplicable.

                  (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                  Reference is hereby made to Items 3 and 4 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Issuer. Except as described therein, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7.  Material to be Filed as Exhibits.                              Page

                  Exhibit A:        Information concerning              13
Reporting Persons (Amended).

CUSIP NO. 440506 10 3                  13D                   Page 11 of 33 Pages


                                                                      Page
                                                                      ----

                  Exhibit B:        Information concerning              24
Reporting Persons' Officers, Directors and Others
(Amended).

                  Exhibits C-GG:    [Previously filed].

                  Exhibit HH:       Purchase of Common Stock,           34
April 12, 1995 through November 15, 1995.

CUSIP NO. 440506 10 3                  13D                   Page 12 of 33 Pages




                                   SIGNATURES


                  After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 29, 1996

                                                     NAR GROUP LIMITED


                                                     By: /s/ Thomas A. Huser
                                                         -----------------------
                                                         Thomas A. Huser, its
                                                         Attorney-in-Fact


                                                     ALAN GRANT QUASHA


                                                     By: /s/ Thomas A. Huser
                                                         -----------------------
                                                         Thomas A. Huser, his
                                                         Attorney-in-Fact